EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2002	Year Ended December 31,
(Dollars in millions)		2001	2000	1999	1998	1997

(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$265	$944	$914	$974	$662	$568
Fixed charges	134	983	1,360	954	856	613

Earnings as adjusted	$399	$1,927	$2,274	$1,928	$1,518	$1,181

Income before income taxes:
Pretax income from continuing operations as reported	$266	$930	$906	$968	$657	$564
Share of pretax income (loss) of 50% owned subsidiaries not included in above	(1)	14	8	6	5	4

Net income as adjusted	$265	$944	$914	$974	$662	$568

Fixed charges:
Interest on other borrowings	$111	$881	$1,268	$874	$770	$548
Interest on long-term debt including amortization of debt issue costs	21	93	82	70	66	55
Portion of rents representative of the interest factor in long term lease	2	9	10	10	20	10

Fixed charges	$134	$983	$1,360	$954	$856	$613

Ratio of earnings to fixed charges	2.98x	1.96x	1.67x	2.02x	1.77x	1.93x

(B) Including interest on deposits:
Adjusted earnings from (A) above	$399	$1,927	$2,274	$1,928	$1,518	$1,181
Add interest on deposits	111	856	1,012	712	656	512

Earnings as adjusted	$510	$2,783	$3,286	$2,640	$2,174	$1,693

Fixed charges:
Fixed charges from (A) above	$134	$983	$1,360	$954	$856	$613
Interest on deposits	111	856	1,012	712	656	512

Adjusted fixed charges	$245	$1,839	$2,372	$1,666	$1,512	$1,125

Adjusted earnings to adjusted fixed charges	2.08x	1.51x	1.39x	1.58x	1.44x	1.50x

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